First Choice Health Network, Inc.
600 University Street, Suite 1400
Seattle, Washington 98101

November 10, 2005

Dear Shareholder:

        We wanted to give you an update regarding the status of our offer to purchase up to 200 shares of our Class A common stock for $3,787 per share.

        As of November 7, 2005, we had received tenders of 168 shares in response to our offer. Therefore, the condition that we receive tenders of at least 130 shares, as discussed in our offer materials dated September 30, 2005, currently has been met. As the offer has not been oversubscribed, however, any additional tenders of shares will be accepted in order of receipt.

        In a week or so, we plan to send you a supplement to our offering materials elaborating on our reasons for making the offer and clarifying certain aspects of our offer procedures. As a result, we are extending the offer period from November 15, 2005 to November 30, 2005.

        If you choose to do so, you may withdraw your share(s) that you previously tendered at any time until the offer, as extended, expires. If you decide that you want to keep your share(s), we will return to you the stock certificate and letter of transmittal that you previously sent to us promptly following receipt of a written request for withdrawal signed by you. If you have any questions, please call us at (206) 292-8255.

        As extended, the offer will expire at 5:00 p.m., Seattle time, on Wednesday, November 30, 2005, unless further extended or unless we decide to terminate the offer. If you wish to tender your share(s), or to withdraw share(s) you previously tendered, prior to expiration of the offer, please mail or deliver the appropriate documents to:

First Choice Health Network, Inc. 600 University Street, Suite 1400 Seattle, Washington 98101

Sincerely yours,

/s/ Gary R. Gannaway

Gary R. Gannaway
President and Chief Executive Officer